UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                   FIRST-QUARTER 2006 RESULTS
[LOGO - GRUPO TELEVISA, S.A.]                      FOR IMMEDIATE RELEASE
                                                   --------------------------


-----------------------------------------------------------------------------
HIGHLIGHTS

>> FIRST-QUARTER CONSOLIDATED NET SALES INCREASED 13.3%, AND CONSOLIDATED OIBDA GREW 24.1%
>> TELEVISION BROADCASTING SALES INCREASED 8.8% IN THE FIRST QUARTER, AND OIBDA MARGIN REACHED 43.8%--A FIRST-QUARTER ALL-TIME RECORD MARGIN
>>   SKY MEXICO SALES INCREASED 27.3%, AND OIBDA MARGIN REACHED 45.6%
>>   NET INCOME INCREASED 110.6% IN THE FIRST QUARTER


CONSOLIDATED RESULTS

Mexico City, D.F., April 27, 2006--Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA CPO; "Televisa" or "the company") today announced results for the first quarter 2006. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of March 31, 2006.

The following table sets forth a condensed statement of income in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing the first quarter 2006 with the first quarter 2005:


        ---------------------------------------------------------------------------------------------------
                                                      1Q 2006     MARGIN %   1Q 2005   MARGIN %    CHANGE %
        ---------------------------------------------------------------------------------------------------
        Consolidated net sales                          7,462.3    100.0     6,586.9    100.0      13.3
        Consolidated operating income before
          depreciation and amortization ("OIBDA")       2,805.6     37.6     2,261.4     34.3      24.1
        Consolidated operating income                   2,176.4     29.2     1,700.8     25.8      28.0
        Net income                                      1,293.6     17.3       614.3      9.3     110.6
        ---------------------------------------------------------------------------------------------------

Consolidated net sales increased 13.3% to Ps.7,462.3 million in first quarter 2006 compared with Ps.6,586.9 million in first quarter 2005. This increase was attributable to revenue growth in Sky Mexico, television broadcasting, cable television, publishing, pay-television networks, radio, publishing distribution, and programming exports segments, and was partially offset by lower sales in our other businesses segment.

Consolidated OIBDA increased 24.1% to Ps.2,805.6 million in first quarter 2006 compared with Ps.2,261.4 million in first quarter 2005. Consolidated OIBDA margin reached a first-quarter all-time high of 37.6%, up from a margin of 34.3% reported last year. The increase in consolidated OIBDA reflects higher sales partially offset by higher cost of sales and operating expenses. In addition, consolidated operating income rose 28% to Ps.2,176.4 million in first quarter 2006 compared with Ps.1,700.8 million in first quarter 2005.

Net income increased 110.6% to Ps.1,293.6 million in first quarter 2006 compared with Ps.614.3 million in first quarter 2005. The net increase of Ps.679.3 million reflected i) a Ps.544.2 million increase in OIBDA, ii) a Ps.100.5 million decrease in integral cost of financing, iii) a Ps.115 million decrease in restructuring and non-recurring charges, iv) a Ps.5 million decrease in other expense, net, v) a Ps.28.1 million increase in equity in income of affiliates, and vi) a Ps.184 million reduction in cumulative loss effect of accounting change. These favorable changes were partially offset by i) a Ps.68.6 million increase in depreciation and amortization, ii) a Ps.191.6 million increase in income taxes, and iii) a Ps.37.3 million increase in minority interest.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

The following table presents first-quarter results ended March 31, 2006 and 2005, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of March 31, 2006.


        ---------------------------------------------------------------------------------------------
        NET SALES                                   1Q 2006      %       1Q 2005       %     INC. %
        ---------------------------------------------------------------------------------------------
        Television broadcasting                     3,813.1      49.6     3,505.7     51.4      8.8
        Pay-television networks                       287.7       3.7       243.3      3.6     18.2
        Programming exports                           425.6       5.5       409.7      6.0      3.9
        Publishing                                    534.0       6.9       474.4      7.0     12.6
        Publishing distribution                       105.2       1.4        88.7      1.3     18.6
        Sky Mexico                                  1,715.8      22.3     1,348.0     19.8     27.3
        Cable television                              413.3       5.4       314.5      4.6     31.4
        Radio                                          82.4       1.1        64.3      0.9     28.1
        Other businesses                              314.8       4.1       367.1      5.4    (14.2)
        SEGMENT NET SALES                           7,691.9     100.0     6,815.7    100.0     12.9
        Intersegment operations(1)                   (229.6)               (228.8)             (0.3)
        CONSOLIDATED NET SALES                      7,462.3               6,586.9              13.3
        ---------------------------------------------------------------------------------------------



        ---------------------------------------------------------------------------------------------
        OIBDA (LOSS)                                1Q 2006   MARGIN %   1Q 2005    MARGIN %   INC. %
        ---------------------------------------------------------------------------------------------
        Television broadcasting                     1,669.7      43.8     1,432.0     40.8     16.6
        Pay-television networks                       137.7      47.9        97.7     40.2     40.9
        Programming exports                           129.3      30.4       110.0     26.8     17.5
        Publishing                                     44.5       8.3        35.9      7.6     24.0
        Publishing distribution                         8.1       7.7        (5.8)    (6.5)     -
        Sky Mexico                                    782.0      45.6       527.2     39.1     48.3
        Cable television                              156.3      37.8        85.4     27.2     83.0
        Radio                                           3.5       4.2         0.3      0.5      -
        Other businesses                              (23.8)     (7.6)       13.7      3.7      -
        Corporate expenses                           (101.7)     (1.3)      (35.0)    (0.5)     -
        SEGMENT OIBDA                               2,805.6      36.5     2,261.4     33.2     24.1
        Intersegment operations(1)                     -          -          -         -        -
        CONSOLIDATED OIBDA                          2,805.6      37.6     2,261.4     34.3     24.1
        ---------------------------------------------------------------------------------------------


        ---------------------------------------------------------------------------------------------
        OPERATING INCOME (LOSS)                     1Q 2006   MARGIN %   1Q 2005    MARGIN %  INC. %
        ---------------------------------------------------------------------------------------------
        Television broadcasting                     1,411.1      37.0     1,176.9      33.6     19.9
        Pay-television networks                       132.4      46.0        91.0      37.4     45.5
        Programming exports                           128.2      30.1       108.8      26.6     17.8
        Publishing                                     37.8       7.1        31.5       6.6     20.0
        Publishing distribution                         2.6       2.5       (12.2)    (13.8)     -
        Sky Mexico                                    525.0      30.6       330.5      24.5     58.9
        Cable television                               73.8      17.9        13.8       4.4    434.8
        Radio                                          (1.1)     (1.3)       (4.6)     (7.2)     -
        Other businesses                              (31.7)    (10.1)        0.1       -        -
        Corporate expenses                           (101.7)     (1.3)      (35.0)     (0.5)     -
        SEGMENT OPERATING INCOME                    2,176.4      28.3     1,700.8      25.0     28.0
        Intersegment operations(1)                      -         -           -         -        -
        CONSOLIDATED OPERATING INCOME               2,176.4      29.2     1,700.8      25.8     28.0
        ---------------------------------------------------------------------------------------------

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.


TELEVISION FIRST-QUARTER SALES increased 8.8% to Ps.3,813.1 million BROADCASTING compared with Ps.3,505.7 million in first quarter 2005. This increase was attributable to three factors: i) higher advertising revenues, driven mainly by our telenovelas and reality shows, as well as from political advertising related to the presidential elections in Mexico; ii) higher local sales; and iii) a favorable comparison arising from the fact that Holy Week fell in the second quarter 2006 rather than in the first.

               FIRST-QUARTER OIBDA increased 16.6% to Ps.1,669.7 million, and OIBDA margin reached a first-quarter all-time high of 43.8%, reflecting higher sales partially offset by higher cost of sales and operating expenses.

PAY            FIRST-QUARTER  SALES  increased  18.2% to  Ps.287.7  million
TELEVISION     compared with Ps.243.3  million in first quarter 2005.  This
NETWORKS       increase  was   attributable  to  i)  higher  revenues  from
               channels sold in Mexico and Latin America, including the addition of five of our channels to DirecTV Latin America's basic package during the second quarter 2005; and ii) higher advertising sales.

               FIRST-QUARTER OIBDA increased 40.9% to Ps.137.7 million, and OIBDA margin reached 47.9%, reflecting higher sales and lower operating expenses partially offset by higher cost of sales.

PROGRAMMING    FIRST-QUARTER  SALES  increased  3.9%  to  Ps.425.6  million
EXPORTS        compared with Ps.409.7  million in first quarter 2005.  This increase  reflects i) a 8.9% increase in the royalties  paid
               to  the  company   under  the  Univision   Program   License
               Agreement, which amounted to US$25.7 million compared with US$23.6 million in the first quarter of 2005; ii) royalties paid to the company under the Univision Program License
               Agreement in Puerto Rico,  which amounted to US$1.6 million;
               and iii) higher programming sales to Latin America and Europe. These increases were partially offset by i) a negative translation effect on foreign-currency-denominated sales, which amounted to Ps.34.2 million; and ii) lower programming sales in Asia and Africa.

               FIRST-QUARTER OIBDA increased 17.5% to Ps.129.3 million, and OIBDA margin reached 30.4%, reflecting higher sales and lower cost of sales and operating expenses.

PUBLISHING     During the first quarter our  publishing  division  acquired
               Editora Cinco, the sixth-largest magazine publisher in Latin
               America   and   the   only    one--other    than   Editorial
               Televisa--with    panregional    coverage.    Through   this
               acquisition,  Editorial Televisa continues to strengthen its portfolio  of products by becoming the licensee of Seventeen
               in  Mexico  and  other   Spanish-speaking   Latin   American
               countries,  and of Muy  Interesante  for  Colombia.  Editora
               Cinco is also the leading publisher in the arts and crafts segment and has strong brands in the woman's and general interest segments.

               FIRST-QUARTER SALES increased 12.6% to Ps.534 million compared with Ps.474.4 million in first quarter 2005. This increase reflects i) the consolidation of Editora Cinco, which generated sales of Ps.21.8 million; and ii) higher magazine circulation and an increase in advertising pages sold both in Mexico and abroad. These increases were partially offset by the negative translation effect of foreign-currency-denominated sales amounting to Ps.10.1 million.

               FIRST-QUARTER OIBDA increased 24% to Ps.44.5 million, and OIBDA margin reached 8.3%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses, which reflected primarily the consolidation of Editora Cinco.

PUBLISHING FIRST-QUARTER SALES increased 18.6% to Ps.105.2 million DISTRIBUTION compared with Ps.88.7 million in first quarter 2005. This increase reflects higher circulation, in Mexico and abroad, of magazines published by the company. This increase was partially offset by lower circulation in Mexico of magazines published by third parties, as well as by the negative translation effect of foreign-currency-denominated sales, which amounted to Ps.2.3 million.

               FIRST-QUARTER OIBDA increased to Ps.8.1 million, and OIBDA margin reached 7.7%, reflecting higher sales and lower operating expenses partially offset by higher cost of sales.

SKY MEXICO     FIRST-QUARTER  SALES increased  27.3% to Ps.1,715.8  million
               compared  with  Ps.1,348   million  in  first  quarter  2005
               attributable to an 18.7% increase in the subscriber base. As of March 31, 2006, the number of gross active subscribers totaled 1,315,100 (including 73,600 commercial subscribers), compared with 1,107,500 gross active subscribers (including
               63,400 commercial subscribers) as of the end of the first quarter last year.

               FIRST-QUARTER OIBDA increased 48.3% to Ps.782 million, and OIBDA margin reached 45.6%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

               On March 13, 2006, Sky Mexico launched a Cash Tender Offer to purchase up to 65% of Innova's US$300 million 9.375% Senior Notes due 2013 ("the Notes"). On April 10, 2006, Sky Mexico extended the settlement of such Tender Offer and also offered to purchase up to 100% of the Notes. As of April 25, 2006, 96.25% of the Notes have been tendered at a price of 112.329, which represents a total amount of US$324.3 million to be paid by Sky Mexico. In order to pay for the above transaction, Sky Mexico entered into two bank loans, both of them in Mexican pesos and guaranteed by Televisa. Sky Mexico will use cash on hand to repay the remaining amount of the transaction, plus fees and expenses incurred in connection with the Tender Offer.

               In April 2006 we exercised our option to acquire two-thirds of the equity interest that DirecTV acquired from Liberty Media. As a result, Televisa's current equity interest held in Sky Mexico is 58.7%, and the remaining 41.3% is owned by DirecTV.

CABLE          FIRST-QUARTER  SALES  increased  31.4% to  Ps.413.3  million
TELEVISION     compared with Ps.314.5  million in first quarter 2005.  This increase  was  attributable  to i) an 18.5%  increase in the subscriber  base,  which,  as of  March  31,  2006,  reached
               439,306  (including  325,626 digital  subscribers)  compared with last year's  first-quarter  subscriber  base of 370,822
               (including  147,040  digital  subscribers);   ii)  an  89.6%
               increase in broadband subscribers to 69,326 in the first quarter of 2006 compared with 36,558 reported last year; and
               iii) a 6% rate increase in Cablevision video service packages effective March 1, 2005.

               FIRST-QUARTER OIBDA increased 83% to Ps.156.3 million, and OIBDA margin reached 37.8%, reflecting higher sales and lower operating expenses that were partially offset by higher cost of sales.

RADIO FIRST-QUARTER SALES increased 28.1% to Ps.82.4 million compared with Ps.64.3 million in first quarter 2005. This increase was attributable to i) an increase in advertising time sold, mainly in our newscasts, as well as from political advertising related to the presidential elections in Mexico; and ii) from sales generated by our affiliation agreement with Radiorama.

               FIRST-QUARTER OIBDA increased to Ps.3.5 million, and OIBDA margin reached 4.2%, reflecting higher sales that were partially offset by higher operating expenses and cost of sales.

OTHER          FIRST-QUARTER  SALES  decreased  14.2% to  Ps.314.8  million
BUSINESSES     compared with Ps.367.1  million in first quarter 2005.  This decrease was attributable to lower sales in our feature-film distribution and internet portal, Esmas.com, which were partially offset by higher sales in our sports business.

               FIRST-QUARTER OPERATING RESULT before depreciation and amortization decreased to a loss of Ps.23.8 million attributable to lower sales and higher operating expenses, which were partially offset by lower cost of sales.

CORPORATE EXPENSES
In 2005, we adopted the guidelines of the International Financial Reporting Standard 2 (IFRS 2), "Share-based Payment," issued by the International Accounting Standards Board. IFRS 2 requires accruing in stockholders' equity the share-based compensation expense measured at fair value at the time the equity benefits are granted to our officers and employees. In the first quarter 2006, we recognized a share-based compensation of Ps.46.1 million as corporate expense.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth full-year integral cost of financing ended March 31, 2006 and 2005, in millions of Mexican pesos in purchasing power as of March 31, 2006, which consisted of:


        ---------------------------------------------------------------------
                                           1Q 2006     1Q 2005      INCREASE
                                                                   (DECREASE)
        ---------------------------------------------------------------------
        Interest expense                    471.3       566.0        (94.7)
        Interest income                    (277.0)     (302.3)        25.3
        Foreign exchange (gain) loss, net   (28.6)       30.8        (59.4)
        Loss from monetary position, net     46.9        18.6         28.3
                                            212.6       313.1       (100.5)
        ---------------------------------------------------------------------

The expense attributable to the integral cost of financing decreased by Ps.100.5 million, or 32.1%, to Ps.212.6 million in first quarter 2006 compared with Ps.313.1 million in first quarter 2005. This decrease reflected primarily i) a Ps.94.7 million reduction in interest expense, due primarily to a lower average amount of our total consolidated debt; and ii) a Ps.59.4 increase in net foreign exchange gain resulting primarily from the difference between the spot rate and the foreign-exchange rate of the coupon swaps entered into by us to swap into fixed Mexican pesos up to five years of US-dollar-denominated coupons of a portion of our US-dollar-denominated outstanding indebtedness, as well as from a net foreign-currency asset position in the first quarter of 2006 compared with a net foreign-currency liability position in the first quarter of 2005, in conjunction with a 2.61% depreciation of the Mexican peso against the US dollar in first quarter 2006 compared with a 0.09% depreciation of the Mexican peso against the US dollar in first quarter 2005. These favorable variances were partially offset by i) a Ps.25.3 million decrease in interest income in connection with a lower average amount of temporary investments and lower interest rates in first quarter 2006 compared with last year; and ii) a Ps.28.3 million increase in loss from monetary position resulting primarily from a higher net asset monetary position in first quarter 2006, as well as higher inflation in first quarter 2006 (0.87%) compared with first quarter 2005 (0.79%).

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges decreased by Ps.115 million, or 66%, to Ps.59.2 million in first quarter 2006 compared with Ps.174.2 million in first quarter 2005. This decrease reflected primarily the recognition in first quarter 2005 of certain non-recurring expenses incurred in connection with the prepayment in March 2005 of a portion of our UDI-denominated Notes due 2007 and a portion of our Senior Notes due 2011.

OTHER EXPENSE, NET
Other expense, net, decreased by Ps.5 million, to Ps.27.4 million in first quarter 2006 compared with Ps.32.4 million in first quarter 2005. This decrease reflected primarily a gain on disposition of non-current assets, which was partially offset by an increase in donations.

INCOME TAX
Income taxes increased by Ps.191.6 million, to Ps.513.3 million in first quarter 2006 compared with Ps.321.7 million in first quarter 2005. This increase reflected primarily a higher income tax base in first quarter 2006.

EQUITY IN INCOME OF AFFILIATES
Equity in income of affiliates increased by Ps.28.1 million to Ps.47.1 million in first quarter 2006 compared with Ps.19 million in first quarter 2005, reflecting primarily higher equity income in Univision and Ocesa Entretenimiento, our live-entertainment venture in Mexico, in which we have a 40% equity participation. This increase was partially offset by an equity loss in La Sexta, our free-to-air television venture in Spain, in which we have a 40% equity interest.

MINORITY INTEREST
Minority interest in consolidated net income increased by Ps.37.3 million, to Ps.117.4 million in first quarter 2006 compared with Ps.80.1 million in first quarter 2005. This increase reflected primarily the portion of net income attributable to the interest held by minority shareholders in the Cable Television business.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS
In first quarter 2006 our capital expenditures totaled US$48.1 million, including US$10.7 million for our cable television segment, US$20.6 million for Sky Mexico, and US$16.8 million for our television broadcasting and other business segments.

DEBT
The following table sets forth in millions of Mexican pesos our total consolidated debt, as well as Sky Mexico's satellite transponder lease obligation as of March 31, 2006 and 2005:


        ------------------------------------------------------------------------------
                                                     1Q06       1Q05         INCREASE
                                                                            (DECREASE)
        ------------------------------------------------------------------------------

        Current portion of long-term debt              303.9     2,402.0    (2,098.1)
        Long-term debt (excluding current portion)  18,502.1    18,576.6       (74.5)
                                                    18,806.0    20,978.6    (2,172.6)
        Current portion of satellite transponder
          lease obligation                              79.8        75.3         4.5

        Long-term satellite transponder lease
          obligation (excluding current portion)     1,197.1     1,351.4      (154.3)
                                                     1,276.9     1,426.7      (149.8)
        ------------------------------------------------------------------------------

As of March 31, 2006 and 2005, our consolidated net debt was Ps.1,155.5 million and Ps.3,580.4 million, respectively.

SHARE BUYBACK PROGRAM
During the first quarter of 2006, we repurchased approximately 3.7 million CPOs for Ps.154.7 million in nominal terms.

DIVIDEND PAYMENT
In 2006, our board of directors agreed to submit to the shareholders meeting a proposal to pay our ordinary dividend of Ps.0.35 per CPO. The total amount of the dividend is approximately Ps.1,087 million, and, if approved by our shareholders, will be paid on May 31, 2006, to shareholders of record as of May 30, 2006.

LA SEXTA
La Sexta started transmissions on March 27. Its programming grid includes talk shows, comedy, and foreign series. In addition, it has secured the exclusive rights to broadcast the 2006 Soccer World Cup. La Sexta will broadcast 36 of the games, including the games of Spain's national team, the semi-finals, the final, and many other matches. The other 28 games will be sublicensed to a leading Spanish pay-TV operator.

BOARD DECISION
The board of directors of Televisa held a meeting on April 27, 2006 and authorized Emilio Azcarraga, Chairman of the Board, President and Chief Executive Officer of Televisa, and Alfonso de Angoitia, Executive Vice President of Televisa, in their judgment to enter into a group with others and to make a plan or proposal for a transaction with Univision which, if successful, would involve an increase in Televisa's minority shareholding of Univision.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that, in the first quarter of 2006, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 66.4%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 68.9%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.6%.

OUTLOOK FOR 2006
Our first-quarter results put us on track to achieve our initial full-year guidance. In our television broadcasting business, we expect high-single-digit sales growth and OIBDA margin reaching 49% for the full-year 2006. On a consolidated basis, we expect our OIBDA margin to exceed 40% for the full-year 2006.

ABOUT TELEVISA

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

DISCLAIMER
This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

  (Please see attached tables for financial information and ratings data)

                                    ###



INVESTOR RELATIONS CONTACTS:                       MEDIA RELATIONS CONTACT:

MICHEL BOYANCE / ALEJANDRO EGUILUZ                 MANUEL COMPEAN
Tel: (5255) 5261-2445                              Tel: (5255) 5728 3815
Fax: (5255) 5261-2494                              Fax: (5255) 5728 3632
ir@televisa.com.mx                                 mcompean@televisa.com.mx

                           GRUPO TELEVISA, S.A.
                   CONDENSED CONSOLIDATED BALANCE SHEETS
                AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006)


        ASSETS

                                                           March 31,                December 31,
                                                             2006                      2005
                                                          (Unaudited)                (Audited(1))
                                                       ----------------            ----------------
Current:
  Available:
        Cash
        Temporary investments                          Ps.        428.3            Ps.        549.3
                                                               17,222.1                    14,356.7
                                                       ----------------            ----------------
                                                               17,650.4                    14,906.0

  Trade notes and accounts receivable, net                      9,348.6                    14,016.7
  Other accounts and notes receivable, net                      1,009.0                       575.6
  Due from affiliated companies, net                              297.0                        -
  Transmission rights and programming                           3,150.4                     3,147.5
  Inventories                                                     639.0                       643.8
  Other current assets                                            933.2                       583.1
                                                       ----------------            ----------------
        Total current assets                                   33,027.6                    33,872.7

Transmission rights and programming, noncurrent                 3,961.0                     3,955.0

Investments                                                     8,925.2                     7,653.3

Property, plant, and equipment, net                            19,761.2                    19,899.5

Intangible assets and deferred charges, net                    10,303.5                    10,100.1

Other assets                                                       21.4                        19.9
                                                       ----------------            ----------------
        Total assets                                   Ps.     75,999.9            Ps.     75,500.5
                                                       ================            ================

(1) The December 31, 2005, amounts were taken from our audited consolidated financial statements as of December 31, 2005, and restated to March 31, 2006, constant Mexican pesos.

                           GRUPO TELEVISA, S.A.
                   CONDENSED CONSOLIDATED BALANCE SHEETS
                AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006)


       LIABILITIES

                                                           March 31,                December 31,
                                                             2006                      2005
                                                          (Unaudited)                (Audited(1))
                                                       ----------------            -----------------
Current
  Current portion of long-term debt                    Ps.        303.9            Ps.         343.4
  Current portion of satellite transponder
    lease obligation                                               79.8                         76.3
  Trade accounts payable                                        3,065.7                      2,980.3
  Customer deposits and advances                               14,583.2                     15,672.9
  Taxes payable                                                   357.9                      1,065.0
  Accrued interest                                                 98.2                        337.5
  Other accrued liabilities                                     2,048.0                      1,594.6
  Due to affiliated companies, net                               -                             459.9
                                                       ----------------            -----------------
       Total current liabilities                               20,536.7                     22,529.9
  Long-term debt(2)                                            18,502.1                     18,294.4
  Satellite transponder lease obligation(2)                     1,197.1                      1,197.2
  Customer deposits and advances(2)                             2,529.9                      2,529.9
  Other long-term liabilities                                     435.4                        465.4
  Deferred taxes                                                  175.7                        167.1
  Labor obligations(3)                                            207.3                        193.8
                                                       ----------------            -----------------
       Total liabilities                                       43,584.2                     45,377.7
                                                       ----------------            -----------------

       STOCKHOLDERS' EQUITY

  Capital stock issued, no par value                            9,975.2                      9,975.2
  Additional paid-in capital                                    4,248.9                      4,248.9
                                                       ----------------            -----------------
                                                               14,224.1                     14,224.1
                                                       ----------------            -----------------
  Retained earnings:
     Legal reserve                                              1,814.0                      1,814.0
     Reserve for repurchase of shares                           5,794.4                      5,794.4
     Unappropriated earnings                                   18,388.8                     11,936.7
     Net income for the period                                  1,293.6                      6,178.6
                                                       ----------------            -----------------
                                                               27,290.8                     25,723.7
  Accumulated other comprehensive loss                         (3,207.4)                    (3,577.1)
  Shares repurchased                                           (7,129.1)                    (7,106.2)
                                                       ----------------            -----------------
                                                               16,954.3                     15,040.4
                                                       ----------------            -----------------
       Total majority interest                                  .4                     29,264.5
  Minority interest                                             1,237.3                        858.3
                                                       ----------------            -----------------
       Total stockholders' equity                              32,415.7                     30,122.8
                                                       ----------------            -----------------
       Total liabilities and stockholders' equity      Ps.     75,999.9            Ps.      75,500.5
                                                       ================            =================

(1) The December 31, 2005, amounts were taken from our audited consolidated financial statements as of December 31, 2005, and restated to March 31, 2006, constant Mexican pesos.
(2)  Net of current portion.
(3)  Include pension plans, seniority premiums, and severance indemnities.

                           GRUPO TELEVISA, S.A.
                   CONDENSED CONSOLIDATED BALANCE SHEETS
                AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
   (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2006)



                                                                Three months ended March 31,
                                                             2006                      2005
                                                         (Unaudited)                (Unaudited(1))
                                                       ----------------            ----------------
Net sales                                              Ps.      7,462.3            Ps.      6,586.9

Cost of sales(1)                                                3,473.0                     3,294.9
                                                       ----------------            ----------------
Operating expenses(1):
  Selling                                                         644.8                       593.9
  Administrative                                                  538.9                       436.7
                                                       ----------------            ----------------
Operating income before depreciation
  and amortization                                              2,805.6                     2,261.4
Depreciation and amortization                                     692.2                       560.6
                                                       ----------------            ----------------
Operating income                                                2,176.4                     1,700.8
                                                       ----------------            ----------------
Integral cost of financing:
  Interest expense                                                471.3                       566.0
  Interest income                                                (277.0)                     (302.3)
  Foreign exchange (gain) loss, net                               (28.6)                       30.8
  Loss from monetary position, net                                 46.9                        18.6
                                                       ----------------            ----------------
                                                                  212.6                       313.1
                                                       ----------------            ----------------
Restructuring and non-recurring charges                            59.2                       174.2
                                                       ----------------            ----------------
Other expense, net                                                 27.4                        32.4
                                                       ----------------            ----------------
  Income before taxes                                           1,877.2                     1,181.1
                                                       ----------------            ----------------
Income tax and assets tax                                         511.3                       320.8
Employees' profit sharing                                           2.0                         0.9
                                                       ----------------            ----------------
                                                                  513.3                       321.7
                                                       ----------------            ----------------
  Income before equity in income of
    affiliates, cumulative loss effect of
    accounting change and minority interest                     1,363.9                       859.4
Equity in income of affiliates, net                                47.1                        19.0
Cummulative loss effect of accounting change, net                  -                         (184.0)
Minority interest                                                (117.4)                      (80.1)
                                                       ----------------            ----------------
  Net income                                           Ps.      1,293.6            Ps.        614.3
                                                       ================            ================

(1)  Excluding depreciation and amortization



  NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FULL-YEAR 2005 AND FIRST QUARTER OF 2006(1):

  SIGN-ON TO SIGN-OFF - 6:00 TO 24:00, MONDAY TO SUNDAY

--------------------------------------------------------------------------------------------------------------------------
                   JAN   FEB    MAR   APR    MAY   JUN  JUL   AUG  SEP   OCT  NOV   DEC  2005   JAN    FEB    MAR   1Q06
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             11.3  11.6  11.3   11.3  10.8  10.6  11.0 11.3  11.8 11.9  11.7 10.7  11.3   11.6   12.3  11.9   12.0
Share (%)          30.5  30.8  30.0   30.0  28.7  28.3  29.3 30.5  32.1 31.8  31.3 30.7  30.3   31.3   32.0  30.9   31.4
TOTAL TELEVISA(2)
Rating             26.0  27.1  26.8   26.3  26.3  25.6  26.3 26.1  25.8 26.3  26.3 24.7  26.1   26.3   27.4  26.9   26.9
Share (%)          70.5  71.7  71.3   69.8  69.8  68.2  69.9 70.1  70.2 70.2  70.4 70.8  70.2   70.9   71.2  69.7   70.6
--------------------------------------------------------------------------------------------------------------------------


  PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

--------------------------------------------------------------------------------------------------------------------------
                   JAN   FEB    MAR   APR    MAY   JUN  JUL   AUG  SEP   OCT  NOV   DEC  2005   JAN    FEB    MAR   1Q06
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             16.8  17.5  17.1   16.8  16.0  16.1  17.0 17.1  17.6 17.4  17.7 15.9  16.9   17.7   18.6  17.7   18.0
Share (%)          31.1  31.7  31.7   31.5  29.9  30.3  31.9 32.3  33.4 32.6  32.8 32.0  31.8   33.0   33.9  32.5   33.1
TOTAL TELEVISA(2)
Rating             37.1  38.3  37.3   36.4  36.2  35.3  36.9 36.5  36.3 36.6  36.8 34.2  36.5   37.0   38.2  37.1   37.4
Share (%)          68.7  69.5  69.2   68.1  67.6  66.4  69.1 68.7  69.0 68.5  68.5 68.7  68.5   69.0   69.7  67.9   68.9
--------------------------------------------------------------------------------------------------------------------------


  WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAY(3)

--------------------------------------------------------------------------------------------------------------------------
                   JAN   FEB    MAR   APR    MAY   JUN  JUL   AUG  SEP   OCT  NOV   DEC  2005   JAN    FEB    MAR   1Q06
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             22.0  23.7  22.5   22.6  20.3  22.1  24.5 21.2  21.1 22.2  22.1 20.6  22.1   22.0   22.4  21.2   21.8
Share (%)          34.9  36.8  36.4   37.3  33.8  36.7  39.9 35.9  36.0 36.1  35.5 35.3  36.2   35.2   35.0  33.5   34.6
TOTAL TELEVISA(2)
Rating             43.9  45.7  44.0   43.0  42.3  41.6  43.9 40.7  39.7 41.2  40.5 38.5  42.1   41.4   43.4  41.1   41.9
Share (%)          69.6  70.8  71.2   70.8  70.4  69.2  71.5 68.8  67.7 67.1  65.1 65.8  69.0   66.3   67.8  65.1   66.4
--------------------------------------------------------------------------------------------------------------------------


(1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. "Ratings" for a period refers to the number of television sets tuned into the company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

(2) "Total Televisa" includes the company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

(3) "Televisa Prime Time" is the time during which the company generally charges its highest rates for its networks.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: May 3, 2006                           By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice President